# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willow Tree Capital Corporation, CIK 0001944831
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 ("Common Stock")
Address of issuer's principal executive offices: 450 Park Avenue, 29th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 07/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001142872

## Reporting persons
- Liberty Mutual Holding Company Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 3,222,959; sole dispositive power 0; shared dispositive power 3,222,959; aggregate amount beneficially owned 3,222,959 (15.8% of the class)
- Liberty Mutual Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,289,078; sole dispositive power 0; shared dispositive power 1,289,078; aggregate amount beneficially owned 1,289,078 (6.3% of the class); the aggregate amount excludes certain shares
- Peerless Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 966,676; sole dispositive power 0; shared dispositive power 966,676; aggregate amount beneficially owned 966,676 (4.7% of the class); the aggregate amount excludes certain shares
- Safeco Insurance Company of America: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 483,602; sole dispositive power 0; shared dispositive power 483,602; aggregate amount beneficially owned 483,602 (2.4% of the class); the aggregate amount excludes certain shares
- The Ohio Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: New Hampshire (NH); sole voting power 0; shared voting power 483,602; sole dispositive power 0; shared dispositive power 483,602; aggregate amount beneficially owned 483,602 (2.4% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Willow Tree Capital Corporation
Address of issuer's principal executive offices: 450 Park Avenue, 29th Floor, New York, New York 10022

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
(i) Liberty Mutual Holding Company Inc.
(ii) Liberty Mutual Insurance Company
(iii) Peerless Insurance Company
(iv) The Ohio Casualty Insurance Company
(v) Safeco Insurance Company of America

The Reporting Persons have entered into a Joint Filing Agreement, dated November 15, 2024, a copy of which is attached to this Schedule 13G as Exhibit A, pursuant to which such Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:
175 Berkeley Street, Boston, MA 02116
Citizenship: (i) Liberty Mutual Holding Company Inc. - Massachusetts; (ii) Liberty Mutual Insurance Company - Massachusetts; (iii) Peerless Insurance Company - New Hampshire; (iv) The Ohio Casualty Insurance Company - New Hampshire; (v) Safeco Insurance Company of America - New Hampshire

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 of the attached cover pages. The percentages reported in Item 11 are based on 20,401,739 shares of Common Stock outstanding as of July 2, 2025, following a capital call completed by the Issuer on July 2, 2025.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

The shares of Common Stock reported herein are held directly by Willow Tree Capital Rated Notes Feeder LLC ("Willow Tree Feeder") and represent the pro rata portion of shares of Common Stock held by Willow Tree Feeder that the Reporting Persons may be deemed to beneficially own pursuant to the Note Purchase Agreement (the "Note Purchase Agreement"), dated April 11, 2024, entered into by Liberty Mutual Insurance Company, Peerless Insurance Company, Safeco Insurance Company of America and The Ohio Casualty Insurance Company (collectively, the "Subsidiaries") and Willow Tree Feeder, granting the Subsidiaries certain pro rata rights with respect to the shares of Common Stock held by Willow Tree Feeder.

Pursuant to the rights granted in the Note Purchase Agreement, the Subsidiaries may be deemed to have beneficial ownership over their respective pro rata shares of Common Stock held by Willow Tree Feeder as follows: (i) 1,289,078 shares of Common Stock by Liberty Mutual Insurance Company; (ii) 966,676 shares of Common Stock by Peerless Insurance Company; (iii) 483,602 shares of Common Stock by Safeco Insurance Company of America; and (iv) 483,602 shares of Common Stock by The Ohio Casualty Insurance Company.

Liberty Mutual Holding Company Inc. ("LMHC") may be deemed to have beneficial ownership over the Subsidiaries' aggregate pro rata share of shares of Common Stock held directly by Willow Tree Feeder because each of the Subsidiaries is an indirect wholly-owned subsidiary of LMHC. LMHC disclaims beneficial ownership of these securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The identification and classification of each Reporting Person is set forth in the responses to Item 12 of the attached cover pages.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Liberty Mutual Holding Company Inc.: /s/ Vlad Barbalat, Executive Vice President (08/01/2025)
- Liberty Mutual Insurance Company: /s/ Vlad Barbalat, Executive Vice President (08/01/2025)
- Peerless Insurance Company: /s/ Vlad Barbalat, Executive Vice President (08/01/2025)
- Safeco Insurance Company of America: /s/ Vlad Barbalat, Executive Vice President (08/01/2025)
- The Ohio Casualty Insurance Company: /s/ Vlad Barbalat, Executive Vice President (08/01/2025)